Exhibit (b)(1)

March 17, 2011

Bally Technologies, Inc.

6601 South Bermuda Road

Las Vegas, Nevada 89119

Attention: Mr. Neil Davidson

Re: Commitment Letter

Ladies and Gentlemen:

You have advised Bank of America, N.A. (“Bank of America”), Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”), Wells Fargo Bank, National Association (“Wells Fargo Bank”), Wells Fargo Securities, LLC (“Wells Fargo Securities”) and Union Bank, N.A. (“Union Bank”) that Bally Technologies, Inc. (the “Borrower”) is interested in obtaining Senior Secured Credit Facilities in an amount of up to $700,000,000 (the “Senior Credit Facilities”), consisting of a Revolving Credit Facility in an amount of up to $400,000,000 and a Term Loan A Facility in an amount of up to $300,000,000. In connection with the foregoing, (a) MLPFS, Wells Fargo Securities and Union Bank are pleased to advise you of their willingness, as the joint lead arrangers and joint book managers (in such capacities, the “Lead Arrangers”) for the Senior Credit Facilities, to use their best efforts to form a syndicate of financial institutions (collectively, the “Lenders”) for the Senior Credit Facilities, the composition of such syndicate to be acceptable to you, and (b) each of Bank of America, Wells Fargo Bank and Union Bank (collectively, the “Lead Banks”), severally but not jointly, is pleased to advise you of its commitment to lend up to $125,000,000 of the Senior Credit Facilities, all upon and subject to the terms and conditions set forth in this letter (this “Commitment Letter”) and in the Summary of Terms and Conditions attached as Exhibit A hereto and incorporated herein by this reference (the “Summary of Terms”). Bank of America will act as sole Administrative Agent for the Senior Credit Facilities. Wells Fargo Bank and Union Bank will act as joint Syndication Agents for the Senior Credit Facilities.

It is agreed that MLPFS shall have “left” placement in any and all marketing materials or other documentation used in connection with the Senior Credit Facilities and shall hold the leading role and responsibilities conventionally associated with such “left” placement. It is further agreed that the name and logo of Wells Fargo Securities shall appear immediately to the right of, and no lower than, MLPFS’s name and logo in the offering memorandum, all marketing materials and other documentation in connection with the Senior Credit Facilities and that the name and logo of Union Bank shall appear immediately to the right of, and no lower than, the name and logo of Wells Fargo Securities in the offering memorandum, all marketing materials and other documentation.

Each Lead Bank shall receive an up-front fee (each an “Up-Front Fee”) in an amount equal to 0.75% of the amount of each such Lead Bank’s final, allocated commitment under the Senior

Credit Facilities (each, a “Commitment”), which Up-Front Fees shall be earned and payable in full on the date of effectiveness of the Senior Credit Facilities. The Up-Front Fees received by the Lead Banks shall in no event be less than the highest Up-Front Fee (in basis points) received by any other Lender.

The undertakings of the Lead Banks and the Lead Arrangers to provide the services described herein are subject to the satisfaction of each of the following conditions precedent: (a) the accuracy and completeness in all material respects of all representations that you and your affiliates make to the Lead Banks and the Lead Arrangers and your compliance with the terms of this Commitment Letter (including the Summary of Terms); (b) prior to and during the syndication of the Senior Credit Facilities there shall be no competing offering, placement or arrangement of any debt securities or bank financing by or on behalf of the Borrower or any of its subsidiaries; (c) the negotiation, execution and delivery of definitive documentation for the Senior Credit Facilities consistent with the Summary of Terms and otherwise satisfactory to the Lead Banks and the Lead Arrangers; (d) no change, occurrence or development shall have occurred or become known to any Lead Bank or Lead Arranger since June 30, 2010 that has had or could reasonably be expected to have a Material Adverse Effect (as defined in the Summary of Terms); and (e) Commitments shall have been received from Lenders for the remaining amount of the Senior Credit Facilities on the terms and conditions referred to herein and in the Summary of Terms.

The Lead Arrangers intend to commence syndication of the Senior Credit Facilities promptly upon your acceptance of this Commitment Letter. The Commitment of each Lead Bank hereunder shall be reduced dollar-for-dollar as and when total Commitments (conditioned solely upon a review of definitive documentation for the Senior Credit Facilities, if at all) are received from the Lenders in excess of $750,000,000 and the Senior Credit Facilities are increased accordingly to incorporate such additional Commitments; provided, that the Commitments of the Lead Banks shall not be so reduced to less than $100,000,000 unless the Borrower shall otherwise agree. In the event that the full amount of the total Commitments (conditioned solely upon a review of definitive documentation for the Senior Credit Facilities, if at all) is less than $750,000,000, but a lesser amount of such Commitments is accepted, the Commitments of the Lead Banks shall be reduced dollar-for-dollar in connection with the portion of such total Commitments that are not accepted; provided, that the Commitments of the Lead Banks shall not be so reduced to less than $100,000,000 unless the Borrower shall otherwise agree. For the avoidance of doubt, no reduction referred to in the foregoing two sentences shall result in any Lead Bank, without its consent, having a Commitment in a greater amount than the Commitment of any other Lead Bank. You agree to actively assist the Lead Arrangers in achieving a syndication of the Senior Credit Facilities that is satisfactory to the Lead Arrangers and you. Such assistance shall include your (a) providing and causing your advisors to provide the Lead Arrangers, the Lead Banks and the other Lenders upon request with all information reasonably deemed necessary by the Lead Arrangers and the Lead Banks to complete syndication, including, but not limited to, information and evaluations prepared by you and your advisors, or on your behalf, relating to the Senior Credit Facilities (including the Projections (as hereinafter defined), the “Information”), (b) assisting in the preparation of Information Memorandum and other materials to be used in connection with the syndication of the Senior Credit Facilities (collectively with the Summary of Terms, the “Information Materials”); provided that Information Materials provided to any Public Lender (as hereinafter defined) shall not include

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any MNPI (as hereinafter defined), (c) using your commercially reasonable efforts to ensure that the syndication efforts of the Lead Arrangers benefit from your existing lending and banking relationships and (d) otherwise assisting the Lead Arrangers and the Lead Banks in their syndication efforts, including by making your officers and advisors available from time to time to attend and make presentations regarding the business and prospects of the Borrower and its subsidiaries, at one or more meetings of prospective Lenders.

It is understood and agreed that MLPFS will manage and control all aspects of the syndication in consultation with you, including decisions as to the selection of prospective Lenders (the identity of those Lenders that shall become party to the Senior Credit Facilities shall be subject to your reasonable consent) and any titles offered to proposed Lenders, when Commitments will be accepted and the final allocations of the Commitments among the Lenders. It is understood that no Lender party to the Senior Credit Facilities will receive compensation from you in order to obtain its Commitment, except on the terms contained herein or otherwise agreed by the Borrower and Bank of America and in the Summary of Terms. It is also understood and agreed that the amount and distribution of the fees among the Lenders will be determined by Bank of America and MLPFS in consultation with the Borrower.

You represent, warrant and covenant that (a) all financial projections concerning the Borrower and its subsidiaries that have been or are hereafter made available to the Lead Arrangers, the Lead Banks or the Lenders by you or any of your representatives (or on your or their behalf) (the “Projections”) have been or will be prepared in good faith based upon reasonable assumptions and (b) all Information, other than Projections and other forward-looking statements, which has been or is hereafter made available to the Lead Arrangers, the Lead Banks or the Lenders by you or any of your representatives (or on your or their behalf) in connection with any aspect of the Senior Credit Facilities, as and when furnished and taken as a whole with all other Information provided, does not and will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein not misleading in light of all the circumstances existing at the date the statement was made. You agree to furnish us with such further and supplemental information as may from time to time until the Closing Date (as defined in the Summary of Terms) be necessary so that the representation, warranty and covenant in the immediately preceding sentence are correct on the Closing Date as if the Information were being furnished, and such representation, warranty and covenant were being made, on such date. In arranging and syndicating the Senior Credit Facilities, the Lead Arrangers and the Lead Banks are and will be using and relying on the Information without independent verification thereof.

You acknowledge that MLPFS and Bank of America on your behalf will make available Information Materials to the proposed Lenders by posting the Information Materials on IntraLinks or another similar electronic system. In connection with the syndication of the Senior Credit Facilities, unless the parties hereto otherwise agree in writing, you shall be under no obligation to provide Information Materials suitable for distribution to any prospective Lender (each, a “Public Lender”) that has personnel who do not wish to receive material non-public information (within the meaning of the United States federal securities laws, “MNPI”) with respect to the Borrower, its affiliates or any other entity, or the respective securities of any of the foregoing. Prior to distribution of Information Materials to prospective Lenders, you shall provide us with a customary letter authorizing the dissemination thereof.

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By executing this Commitment Letter, you agree to reimburse the Lead Arrangers and the Lead Banks for all reasonable out-of-pocket fees and expenses (including, but not limited to, (a) the reasonable fees, disbursements and other charges of Mayer Brown LLP, as counsel to the Lead Arrangers and the Administrative Agent, and (b) due diligence expenses) incurred in connection with the Senior Credit Facilities, the syndication thereof and the preparation of the definitive documentation therefor, and with any other aspect of the Senior Credit Facilities, whether or not the closing of the Senior Credit Facilities is consummated. You acknowledge that we may receive a benefit, including without limitation, a discount, credit or other accommodation, from any of such counsel based on the fees such counsel may receive on account of their relationship with us including, without limitation, fees paid pursuant hereto.

You agree to indemnify and hold harmless each Lead Arranger, each Lead Bank, each Lender and each of their affiliates and their respective officers, directors, employees, agents, advisors and other representatives (each an “Indemnified Party”) from and against (and will reimburse each Indemnified Party as the same are incurred for) any and all claims, damages, losses, liabilities and expenses (including, without limitation, the reasonable fees, disbursements and other charges of counsel) that may be incurred by or awarded against any Indemnified Party, in each case arising out of or in connection with or by reason of (including, without limitation, in connection with any investigation, litigation or proceeding or preparation of a defense in connection therewith) any aspect of the Senior Credit Facilities or any of the other transactions contemplated thereby or any use made or proposed to be made with the proceeds thereof, except, in each case, to the extent such claim, damage, loss, liability or expense is found in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. In the case of an investigation, litigation or proceeding to which the indemnity in this paragraph applies, such indemnity shall be effective whether or not such investigation, litigation or proceeding is brought by you, your equityholders or creditors or an Indemnified Party, whether or not an Indemnified Party is otherwise a party thereto and whether or not any aspect of the Senior Credit Facilities is consummated. You also agree that no Indemnified Party shall have any liability (whether direct or indirect, in contract or tort or otherwise) to you or your subsidiaries or affiliates or to your or their respective equity holders or creditors arising out of, related to or in connection with any aspect of the Senior Credit Facilities, except to the extent of direct, as opposed to special, indirect, consequential or punitive, damages determined in a final, nonappealable judgment by a court of competent jurisdiction to have resulted from such Indemnified Party’s gross negligence or willful misconduct. Notwithstanding any other provision of this Commitment Letter, no Indemnified Party shall be liable for any damages arising from the use by others of information or other materials obtained through electronic telecommunications or other information transmission systems, other than for direct or actual damages resulting from the gross negligence or willful misconduct of such Indemnified Party as determined by a final and nonappealable judgment of a court of competent jurisdiction.

This Commitment Letter and the contents hereof and thereof are confidential and, except for disclosure hereof or thereof on a confidential basis to your accountants, attorneys and other professional advisors retained by you in connection with the Senior Credit Facilities or as otherwise required by law, may not be disclosed in whole or in part to any person or entity without our prior written consent; provided, however, it is understood and agreed that you may disclose this Commitment Letter (including the Summary of Terms) after your acceptance of this

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Commitment Letter (i) in filings with the Securities and Exchange Commission and other applicable regulatory authorities and stock exchanges and applicable gaming regulatory authorities and (ii) to the extent necessary in connection with the Share Repurchase (as defined in the Summary of Terms). Each of the Lead Arrangers and the Lead Banks hereby notify you that pursuant to the requirements of the USA PATRIOT Act, Title III of Pub. L. 107-56 (signed into law October 26, 2001) (the “Act”), each of them is required to obtain, verify and record information that identifies you, which information includes your name and address and other information that will allow any Lead Arranger or Lead Bank, as applicable, to identify you in accordance with the Act.

You acknowledge that the Lead Arrangers, the Lead Banks or their affiliates may be providing financing or other services to parties whose interests may conflict with yours. The Lead Arrangers and the Lead Banks agree that they will not furnish confidential information obtained from you to any of their other customers and that they will treat confidential information relating to you and your affiliates with the same degree of care as they treat their own confidential information. The Lead Arrangers and the Lead Banks further advise you that they will not make available to you confidential information that they have obtained or may obtain from any other customer. In connection with the services and transactions contemplated hereby, you agree that the Lead Arrangers and the Lead Banks are permitted to access, use and share with any of their bank or non-bank affiliates, agents, advisors (legal or otherwise) or representatives any information concerning you or any of your affiliates that is or may come into the possession of any such Lead Arranger, Lead Bank or affiliate.

In connection with all aspects of each transaction contemplated by this Commitment Letter, you acknowledge and agree, and acknowledge your affiliates’ understanding, that: (a) (i) the arranging and other services described herein regarding the Senior Credit Facilities are arm’s-length commercial transactions between you and your affiliates, on the one hand, and the Lead Arrangers and the Lead Banks, on the other hand, (ii) you have consulted your own legal, accounting, regulatory and tax advisors to the extent you have deemed appropriate, and (iii) you are capable of evaluating, and understand and accept, the terms, risks and conditions of the transactions contemplated hereby; (b) (i) each Lead Arranger and Lead Bank has been, is, and will be acting solely as a principal and, except as otherwise expressly agreed in writing by the relevant parties, has not been, is not, and will not be acting as an advisor, agent or fiduciary for you, any of your affiliates or any other person or entity and (ii) no Lead Arranger or Lead Bank has any obligation to you or your affiliates with respect to the transactions contemplated hereby except those obligations expressly set forth herein; and (c) the Lead Arrangers, the Lead Banks and their respective affiliates may be engaged in a broad range of transactions that involve interests that differ from yours and those of your affiliates, and the Lead Arrangers and the Lead Banks have no obligation to disclose any of such interests to you or your affiliates. To the fullest extent permitted by law, you hereby waive and release any claims that you may have against the Lead Arrangers and the Lead Banks with respect to any breach or alleged breach of agency or fiduciary duty in connection with any aspect of any transaction contemplated by this Commitment Letter.

Unless otherwise expressly superseded in any of the definitive documentation for the Senior Credit Facilities, the provisions of the immediately preceding five paragraphs shall remain in full force and effect regardless of whether any definitive documentation for the Senior Credit

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Facilities shall be executed and delivered, and notwithstanding the termination of this Commitment Letter or any undertaking of any Lead Arranger or Lead Bank hereunder.

This Commitment Letter may be executed in counterparts which, taken together, shall constitute an original. Delivery of an executed counterpart of this Commitment Letter by telecopier or facsimile shall be effective as delivery of a manually executed counterpart thereof.

This Commitment Letter (including the Summary of Terms) shall be governed by, and construed in accordance with, the laws of the State of New York. Each of you, each Lead Arranger and each Lead Bank hereby irrevocably waives any and all right to trial by jury in any action, proceeding or counterclaim (whether based on contract, tort or otherwise) arising out of or relating to this Commitment Letter (including the Summary of Terms), the Senior Credit Facilities and the other transactions contemplated hereby and thereby or the actions of the Lead Arrangers and the Lead Banks in the negotiation, performance or enforcement hereof. The undertakings of the Lead Arrangers and the Lead Banks may be terminated by us if you fail to perform your obligations under this Commitment Letter on a timely basis.

This Commitment Letter (including the Summary of Terms) embodies the entire agreement and understanding among the Lead Arrangers, the Lead Banks, you and your affiliates with respect to the Senior Credit Facilities and supersedes all prior agreements and understandings relating to the specific matters hereof. However, please note that the terms and conditions of the undertakings of the Lead Arrangers and the Lead Banks hereunder are not limited to those set forth herein and in the Summary of Terms. Those matters that are not covered or made clear herein or in the Summary of Terms are subject to mutual agreement of the parties. No party has been authorized by any Lead Arranger or Lead Bank to make any oral or written statements that are inconsistent with this Commitment Letter.

This Commitment Letter is not assignable by you without our prior written consent and is intended to be solely for the benefit of the parties hereto and the Indemnified Parties.

This Commitment Letter and all undertakings of the Lead Arrangers and Lead Banks hereunder will expire at 5:00 p.m. (New York City time) on March 18, 2011 unless you execute this Commitment Letter and return them to us prior to that time (which may be by facsimile transmission), whereupon this Commitment Letter (including the Summary of Terms) (which may be signed in one or more counterparts) shall become a binding agreement. Thereafter, all undertakings of the Lead Arrangers and the Lead Banks hereunder will expire on May 15, 2011, unless the Closing Date (as defined in the Summary of Terms) occurs on or prior thereto. In consideration of the time and resources that the Lead Arrangers and the Lead Banks will devote to the Senior Credit Facilities, you agree that, until such expiration, you will not solicit, initiate, entertain or permit, or enter into any discussions in respect of, any offering, placement or arrangement of any competing senior credit facility or facilities for the Borrower and its subsidiaries with respect to the matters addressed in this Commitment Letter.

[THE BALANCE OF THIS PAGE IS INTENTIONALLY LEFT BLANK]

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We are pleased to have the opportunity to work with you in connection with this important financing.

Very truly yours,

BANK OF AMERICA, NA., as a Lead Bank

By:	/s/ Brian D. Corum
Name:	Brian D. Corum
Title:	Managing Director

MERRILL LYNCH, PIERCE, FENNER &
SMITH INCORPORATED, as a Lead Arranger

By:	/s/ Richard Arendale
Name:	Richard Arendale
Title:	Managing Director

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WELLS FARGO BANK, NATIONAL ASSOCIATION,
as a Lead Bank

By:	/s/ Virginia S. Christenson
Name:	Virginia S. Christenson
Title:	Vice President/Sr. Relationship Manager

WELLS FARGO SECURITIES, LLC, as a Lead Arranger

By:	/s/ Mikhail Zhukov
Name:	Mikhail Zhukov
Title:	Managing Director

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UNION BANK, N.A., as a Lead Bank and as a Lead Arranger

By:	/s/ Christopher K. Freeman
Name:	Christopher K. Freeman
Title:	Senior Vice President

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ACCEPTED AND AGREED TO AS OF
THE DATE FIRST ABOVE WRITTEN:

BALLY TECHNOLOGIES, INC.

By:	/s/ Neil Davidson
Name:	Neil Davidson
Title:	CFO

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Exhibit A

SUMMARY OF TERMS AND CONDITIONS
BALLY TECHNOLOGIES, INC.
UP TO $700,000,000 AMENDED AND RESTATED SENIOR CREDIT FACILITIES
HIGHLY CONFIDENTIAL

Capitalized terms not otherwise defined herein have the same meanings as specified therefor in the commitment letter (the “Commitment Letter”) to which this Summary of Terms and Conditions is attached.

BORROWER:	Bally Technologies, Inc., a Nevada corporation (the “Borrower”)

ADMINISTRATIVE AND COLLATERAL AGENT:	Bank of America, N.A. (“Bank of America”) will act as sole administrative and collateral agent (the “Administrative Agent”).

SYNDICATION AGENTS:	Wells Fargo Bank, National Association (“Wells Fargo”) and Union Bank, N.A. (“Union Bank”) will act as joint syndication agents.

DOCUMENTATION AGENTS:	To be determined.

LEAD ARRANGERS AND BOOK MANAGERS:

Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPFS”) will act as left-side lead arranger and book manager, and Wells Fargo Securities, LLC and Union Bank will act as joint lead arrangers and book managers (the “Lead Arrangers”).

GUARANTORS:

The obligations of the Borrower under the Senior Credit Facilities and under any treasury management, interest protection or other hedging arrangements entered into with a Lender (or any affiliate thereof) shall be guaranteed by each existing and future direct and indirect domestic subsidiary and, to the extent no adverse tax consequences would result and such guaranties are otherwise permitted by applicable governing law, foreign subsidiary of the Borrower (collectively, the “Guarantors”). All guaranties will be guaranties of payment and not of collection.

LENDERS:

A syndicate of banks, financial institutions and institutional lenders (including Bank of America, Wells Fargo and Union Bank) acceptable to the Lead Arrangers, the Administrative Agent and the Borrower (collectively, the “Lenders”).

FACILITIES:	An aggregate principal amount of up to $700 million will be available through the following facilities:

Term Loan A Facility: a five-year term loan facility in an amount of up to $300 million (the “Term Loan A Facility”), all of which will be drawn on the Effective Date.

Revolving Credit Facility: a five-year revolving credit facility in an amount of up to $400 million (the “Revolving Credit Facility”, and together with the Term Loan A Facility, the “Senior Credit Facilities”), which will include a $50 million sublimit for the issuance of standby letters of credit (each a “Letter of Credit”), a $10 million sublimit for swingline loans (each a “Swingline Loan”) and a $150 million sublimit for multicurrency borrowings in Australian Dollars, Canadian Dollars, Euro and each other currency that is approved by each Lender having a commitment under the Revolving Credit Facility. Letters of Credit will be issued by Bank of America (in such capacity, the “Fronting Bank”) and Swingline Loans will be made available by Bank of America, and each of the Lenders under the Revolving Credit Facility will purchase an irrevocable and unconditional participation in each Letter of Credit and Swingline Loan.

SWINGLINE OPTION:

Swingline Loans will be made available on a same day basis in an aggregate amount not exceeding $10 million and in minimum amounts of $100,000. The Borrower must repay each Swingline Loan in full no later than ten (10) business days after such loan is made. The Swingline Loans will be made available in U.S. dollars only.

MULTICURRENCY OPTION:

Multicurrency borrowings and Letters of Credit under the Revolving Credit Facility will be available in Australian Dollars, Canadian Dollars, Euro and each other currency that is approved by each Lender having a commitment under the Revolving Credit Facility. Multicurrency loans will be available on four business days’ notice to the Administrative Agent (or five business days’ notice in the case of certain designated currencies requiring additional notice), in any event in an aggregate amount not to exceed $150 million. For the avoidance of doubt, multicurrency Letters of Credit shall not count against the limit of $150 million for multicurrency loans.

Loan fundings and payments in respect of non-U.S. dollar loans will be made in the applicable foreign currency. All unreimbursed Letter of Credit draws to be funded by the Lenders will be immediately due and payable in the applicable currency (provided that any such payment may be required in U.S. dollars at the discretion of the Fronting Bank or made in U.S. dollars at the option of the Borrower); however, the amount of any unpaid drawing denominated in a currency other than U.S. dollars will be redenominated into U.S. dollars.

In the case of loans and Letters of Credit denominated in foreign currencies, Bank of America will at periodic intervals, and may, at its discretion, at other times, recalculate the aggregate exposure under such loans and Letters of Credit denominated in foreign currencies and outstanding under the Revolving Credit Facility at any time to account for fluctuations in exchange rates affecting the currencies in which any such non-U.S. dollar loans and Letters of Credit are denominated. All calculations by Bank of America of foreign currency equivalents will be based on its spot foreign exchange rates. If, as a result of any such recalculation, (i) the aggregate exposure in respect of loans outstanding under the Revolving Credit Facility exceeds an amount equal to 105% of the sublimit of $150 million for multicurrency borrowings, the Borrower will prepay loans in the amount necessary to eliminate such excess; (ii) the aggregate exposure in respect of Letters of Credit outstanding under the Revolving Credit Facility exceeds an amount equal to 105% of the sublimit of $50 million for Letters of Credit, the Borrower will cash collateralize Letters of Credit in the amount necessary to eliminate such excess; or (iii) the aggregate exposure under loans and Letters of Credit outstanding under the Revolving Credit Facility exceeds an amount equal to 105% of the aggregate commitment, the Borrower will prepay loans and, if necessary, cash collateralize Letters of Credit, in the amount necessary to eliminate such excess.

INCREASE OPTION:

Provided there exists no default, upon notice to the Administrative Agent, the Borrower may, at the closing or from time-to-time thereafter, request an increase in the Senior Credit Facilities by an amount (for all such requests) not exceeding $200 million. Such increase may be in the form of incremental revolver and/or term loan commitments and may be provided by the existing Lenders or new Lenders. No Lender shall have any obligation to increase its commitment.

PURPOSE:

The proceeds of the Senior Credit Facilities shall be used to (i) repay all loans and obligations outstanding pursuant to that certain Credit Agreement, dated as of September 26, 2008 (as amended from time to time, the “Existing Credit Agreement”), among the Borrower, each lender from time to time party thereto, Bank of America, as sole administrative and collateral agent and as swing line lender and letter of credit issuer, Wells Fargo Bank, N.A. as syndication agent, and The Bank of Nova Scotia and Wachovia Bank N.A., as documentation agents, (ii) pay fees and expenses incurred in connection with the Senior Credit Facilities and (iii) provide ongoing working capital and for other general corporate purposes of the Borrower and its subsidiaries, including permitted restricted payments.

CLOSING DATE:	The execution of definitive documentation for the Senior Credit Facilities to occur on or before May 15, 2011 (the “Closing Date”).

INTEREST RATES:	As set forth in Addendum I.

MATURITY:

The Term Loan A Facility shall be subject to repayment according to the Scheduled Amortization (as hereinafter defined), with the final payment of all amounts outstanding, plus accrued interest, being due on the fifth anniversary of the Effective Date, as defined below.

The Revolving Credit Facility shall terminate and all amounts outstanding thereunder shall be due and payable on the fifth anniversary of the Effective Date.

SCHEDULED AMORTIZATION/ AVAILABILITY:

Term Loan A Facility: The Term Loan A Facility shall be subject to quarterly amortization of principal in installment amounts equal to (i) 1.25% of the original principal amount of the Term Loan A Facility per quarter during the first two years after the Effective Date, (ii) 1.875% of the original principal amount of the Term Loan A Facility per quarter during the third year after the Effective Date and (iii) 2.50% of the original principal amount of the Term Loan A Facility per quarter during the fourth and fifth years after the Effective Date (collectively, the “Scheduled Amortization”) and the balance shall be due at maturity.

Revolving Credit Facility: Loans under the Revolving Credit Facility may be made, and Letters of Credit may be issued, on a revolving basis up to the full aggregate amount of the Revolving Credit Facility.

MANDATORY PREPAYMENTS AND COMMITMENT REDUCTIONS:

As set forth in the Existing Credit Agreement, in addition to the amortization set forth above, (a) subject to reinvestment rights in respect of such net cash proceeds, 100% of all net cash proceeds from sales of property and assets of the Borrower and its subsidiaries (excluding sales of inventory in the ordinary course of business), (b) 50% of all net cash proceeds from the issuance of additional equity interests by the Borrower or any of its subsidiaries otherwise permitted under the loan documentation, (c) 100% of all net cash proceeds from the issuance or incurrence of additional debt of the Borrower or any of its subsidiaries not otherwise permitted under the loan documentation, and (d) 100% of all net cash proceeds of Extraordinary Receipts shall be applied to the prepayment of the Senior Credit Facilities in the following manner: first, to the Term Loan A Facility (and applied pro rata to the principal installments due in respect thereof) and, second, to the Revolving Credit Facility (without reducing the commitments thereunder).

OPTIONAL PREPAYMENTS AND COMMITMENT REDUCTIONS:	As set forth in the Existing Credit Agreement.

SECURITY:

As set forth in the Existing Credit Agreement, collateral (the “Collateral”) shall include (a) all present and future shares of capital stock of each subsidiary of the Borrower and each Guarantor (limited, in the case of each entity that is a “controlled foreign corporation” under Section 957 of the Internal Revenue Code, to a pledge of 66% of the capital stock of each such first-tier foreign subsidiary), (b) present and future intercompany debt of the Borrower and each Guarantor, (c) present and future real and personal property of the Borrower and each Guarantor and (d) all proceeds and products of each of the foregoing.

The Collateral shall ratably secure the relevant party’s obligations in respect of the Senior Credit Facilities and any commercial card product, treasury management, interest protection or other hedging arrangements entered into with a Lender (or an affiliate thereof).

No security described in clause (a) above shall be granted or become effective until all gaming regulatory approvals necessary for such granting shall have been obtained, which approvals the Borrower shall use its commercially reasonable efforts to obtain.

CONDITIONS PRECEDENT TO CLOSING DATE:	The closing of the Senior Credit Facilities and the occurrence of the Closing Date will be subject to satisfaction of the following conditions precedent:

(i)            The negotiation, execution and delivery of the definitive loan and security documentation satisfactory to the Lead Arrangers, the Administrative Agent and the Lenders, including without limitation an amendment and restatement of the Existing Credit Agreement (the “A&R Credit Agreement”) but excluding the Guaranty and each of the Collateral Documents (as such terms are defined in the Existing Credit Agreement).

(ii)           satisfactory opinions of counsel to the Borrower and the Guarantors (which shall cover, among other things, authority, legality, validity, binding effect and enforceability of the documents for the Senior Credit Facilities) and of appropriate local counsel and such corporate resolutions, certificates and other documents as the Lenders shall reasonably require.

(iii)          The Lenders shall be satisfied with the amount, types and terms and conditions of all insurance maintained by the Borrower and its subsidiaries; and the Lenders shall have received endorsements naming the Administrative Agent, on behalf of the Lenders, as an additional insured or loss payee, as the case may be, under all insurance policies to be maintained with respect to the properties of the Borrower and the Guarantors forming part of the Lenders’ collateral described above under the section entitled “Security”.

(iv)          The Lenders shall have received forecasts prepared by management of the Borrower, in form satisfactory to the Lead Arrangers, of balance sheets, income statements and cash flow statements on a quarterly basis for fiscal year 2011 and on an annual basis thereafter during the term of the Senior Credit Facilities.

(v)           There shall not have occurred since June 30, 2010 any event or condition that has had or could be reasonably expected, either individually or in the aggregate, to have a Material Adverse Effect. “Material Adverse Effect” means (A) a material adverse change in, or a material adverse effect on, the operations, business, assets, liabilities (actual or contingent) or condition (financial or otherwise) of the Borrower and its subsidiaries, taken as a whole; (B) a material impairment of the rights and remedies of the Administrative Agent or any Lender under any loan documentation, or of the ability of the Borrower and the Guarantors to perform their obligations under any loan documentation to which it is a party; or (C) a material adverse effect upon the legality, validity, binding effect or enforceability against the Borrower or any Guarantor of any loan documentation to which it is a party.

(vi)                              The absence of any action, suit, investigation or proceeding pending or, to the knowledge of the Borrower, threatened in any court or before any arbitrator or governmental authority that could reasonably be expected to have a Material Adverse Effect.

(vii)                           All of the Information (other than the Projections and other forward looking statements) shall be complete and correct in all material respects; and since the last audited financial statements delivered to the Administrative Agent for the most recently completed fiscal year of the Borrower, no changes or developments shall have occurred, and no new or additional information, shall have been received or discovered by the Administrative Agent or the Lenders regarding, the Borrower and its subsidiaries after the date of the Commitment Letter that (A) either individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect or (B) could reasonably be expected to adversely affect the Senior Credit Facilities, and nothing shall have come to the attention of the Administrative Agent or the Lenders to lead them to believe that the Information Memorandum, taken as a whole, contained any untrue statement of a material fact or omitted to state a material fact necessary to make the statements contained therein not misleading in light of all the circumstances existing at the date of the Information Memorandum or has become misleading, incorrect or incomplete in any material respect.

CONDITIONS PRECEDENT TO INITIAL FUNDING AND EFFECTIVE DATE:

The effectiveness of the Senior Credit Facilities and the initial funding thereunder will be subject to satisfaction of the following conditions precedent on a date (the “Effective Date”) not later than June 15, 2011:

(i)                                     The execution and delivery of the Guaranty and each of the Collateral Documents (as such terms are defined in the Existing Credit Agreement) each substantially in the form attached as exhibits to the A&R Credit Agreement.

(ii) There shall not have occurred since June 30, 2010 any event or condition that has had or could be reasonably expected, either individually or in the aggregate, to have a Material Adverse Effect.

(iii) Substantially simultaneously with the proposed Effective Date, the Borrower shall repurchase its outstanding common equity interests; provided, that if the Borrower proposes to repurchase such equity interests in an amount of less than $200 million, the aggregate principal amount of the Senior Credit Facilities shall be reduced dollar-for-dollar (rounded to the nearest increment of $5 million) by the amount of such shortfall (on a pro rata basis between the Term Loan A Facility and the Revolving Credit Facility) and such condition shall be deemed to have been satisfied.

(iv)                              satisfactory evidence that the Administrative Agent (on behalf of the Lenders) shall have a valid and perfected first priority (subject to certain exceptions to be set forth in the loan documentation, including a post-closing obligation in respect of the pledge of the capital stock of certain subsidiaries to the extent regulatory imperatives require governmental approval of the pledge of such stock) lien and security interest in such capital stock and in the other collateral referred to above under the section entitled “Security”; provided, that the only actions required to perfect the liens of the Administrative Agent prior to funding shall be the filing of UCC-1 financing statements, the delivery of stock certificates and the recording of amendments to the Mortgage (as defined in the Existing Credit Agreement), with any other perfection actions required to be completed post-closing.

(v)                                 All filing and recording fees and taxes shall have been duly paid and any title insurance requested by the Administrative Agent with respect to real property interests of the Borrower and its subsidiaries shall have been obtained (with post-closing arrangements for the delivery of surveys on terms satisfactory to the Administrative Agent).

(vi)                              The Lenders shall have received certification as to the financial condition and solvency of the Borrower, individually, and the Borrower and Guarantors on a consolidated basis, (after giving effect to the transactions contemplated to occur on the Effective Date and the incurrence of indebtedness related thereto) from the chief financial officer of the Borrower.

(viii)                        The Administrative Agent shall have received assurances to its satisfaction that the relevant gaming boards have approved the transactions contemplated by the A&R Credit Agreement (other than in respect of the granting of liens as described above under the section entitled “Security”) to the extent that such approval is required by applicable Gaming Laws.

(vii) The Administrative Agent shall have received evidence to its satisfaction of the repayment in full of and termination of all commitments and undertakings under the Existing Credit Agreement.

(viii)                        All accrued fees and expenses of the Lead Arrangers, the Administrative Agent and the Lenders (including the fees and expenses of counsel (including any local counsel) for the Administrative Agent) shall have been paid.

Notwithstanding the foregoing, unless each of the foregoing conditions is satisfied prior to June 15, 2011, the Effective Date shall not occur, the A&R Credit Agreement shall not become effective, the commitments of the Lenders shall terminate and the Existing Credit Agreement shall remain in full effect.

CONDITIONS PRECEDENT TO ALL EXTENSIONS OF CREDIT:

Each extension of credit under the Senior Credit Facilities (including the extension of credit to be made on the Effective Date) will be subject to satisfaction of the following conditions precedent: (i) all of the representations and warranties in the loan documentation shall be true and correct in all material respects as of the date of such extension of credit; and (ii) no event of default under the Senior Credit Facilities or incipient default shall have occurred and be continuing or would result from such extension of credit.

REPRESENTATIONS AND WARRANTIES:

Substantially the same as in the Existing Credit Agreement and including the following: (i) legal existence, qualification and power; (ii) due authorization and no contravention of law, contracts or organizational documents; (iii) governmental and third party approvals and consents; (iv) enforceability; (v) accuracy and completeness of specified financial statements and other information and no event or circumstance, either individually or in the aggregate, that has had or could reasonably be expected to have a Material Adverse Effect; (vi) no material litigation (other than certain disclosed litigation), and no adverse change in the status, or the reasonably anticipated financial effect on the Borrower and its subsidiaries, of such disclosed litigation; (vii) no default; (viii) ownership of property, including disclosure of liens, properties, leases and investments; (ix) insurance matters; (x) environmental matters; (xi) tax matters; (xii) ERISA compliance; (xiii) identification of subsidiaries, equity interests and loan parties; (xiv) use of proceeds and not engaging in business of purchasing/carrying margin stock; (xv) status under Investment

Company Act; (xvi) accuracy of disclosure; (xvii) compliance with laws; (xviii) intellectual property; (xix) solvency; (xx) labor matters; and (xxi) collateral documents.

COVENANTS:

(a)                                  Affirmative Covenants — substantially the same as in the Existing Credit Agreement and including (i) delivery of financial statements, budgets and forecasts; (ii) delivery of certificates and other information; (iii) delivery of notices (of any default, material adverse condition, ERISA event, material change in accounting or financial reporting practices, disposition of property, sale of equity, incurrence of debt, change of debt rating); (iv) payment of obligations; (v) preservation of existence; (vi) maintenance of properties; (vii) maintenance of insurance; (viii) compliance with laws; (ix) maintenance of books and records; (x) inspection rights; (xi) use of proceeds; (xii) covenant to guarantee obligations and give security; (xiii) compliance with environmental laws; (xiv) preparation of environmental reports; (xv) further assurances; (xvi) compliance with terms of leaseholds; (xvii) lien searches; (xviii) compliance with material contracts; and (xix) designation as senior debt.

(b)                                 Negative Covenants — similar to those in the Existing Credit Agreement and including restrictions on (i) liens; (ii) indebtedness, including guaranties and other contingent obligations (but excluding payments in respect of the Sightline Payments acquisition); (iii) investments (including loans and advances); (iv) mergers and other fundamental changes; (v) sales and other dispositions of property or assets; (vi) payments of dividends and other distributions and repurchases of stock; (vii) changes in the nature of business; (viii) transactions with affiliates; (ix) burdensome agreements; (x) use of proceeds; (xi) capital expenditures; (xii) amendments of organizational documents; (xiii) changes in accounting policies or reporting practices; (xiv) prepayments of other indebtedness; and (xv) designation of other senior debt; in each case with certain exceptions as set forth in the Existing Credit Agreement; provided, that the negative covenants in the definitive documentation for the Senior Credit Facilities shall be different from those in Article VII of the Existing Credit Agreement as follows:

(i)                                     Indebtedness — to provide for unlimited senior unsecured and senior subordinated indebtedness subject to pro forma compliance with financial covenants and such indebtedness has a stated maturity date after (and no scheduled amortization prior to) the date six months after the maturity of the Senior Credit Facilities and maintenance financial covenants no more restrictive than those in the Senior Credit Facilities.

(ii) Liens — general liens basket to be increased from $15 million to $30 million in the aggregate at any time.

(iii)                               Restricted Payments — (i) no limitation if, after giving effect thereto, the pro forma Consolidated Total Leverage Ratio (total debt to EBITDA) is less than 2.0 and (ii) a limitation of $100 million in any fiscal year if, after giving effect thereto, the pro forma Consolidated Total Leverage Ratio is greater than or equal to 2.0.

(iv) Investments — TBD based on discussions with management of the Borrower.

(c) Financial Covenants - The following:

•                                          Maximum Consolidated Total Leverage Ratio not to exceed (i) 3.50 to 1.0 as of the last day of any fiscal quarter beginning with the fiscal quarter ending June 30, 2011 and ending with the fiscal quarter ending December 31, 2012, (ii) 3.25 to 1.0 as of the last day of any fiscal quarter beginning with the fiscal quarter ending March 31, 2013 and ending with the fiscal quarter ending December 31, 2013 and (iii) 3.00 to 1.0 as of the last day of any fiscal quarter thereafter.

• Minimum Consolidated Interest Coverage Ratio ((i) EBITDA to (ii) scheduled payments of interest) for the four fiscal quarters then ended of not less than 3.00 to 1.0.

Each of the ratios referred to above will be calculated on a consolidated basis for each consecutive four fiscal quarter period.

EVENTS OF DEFAULT:	Substantially the same as in Article VIII of the Existing Credit Agreement.

ASSIGNMENTS AND PARTICIPATIONS:	Substantially the same as in the Existing Credit Agreement.

WAIVERS AND AMENDMENTS:	Substantially the same as in the Existing Credit Agreement.

INDEMNIFICATION:

The Borrower will indemnify and hold harmless the Administrative Agent, the Lead Arrangers, each Lender and their respective affiliates and their partners, directors, officers, employees, agents and advisors from and against all losses, claims, damages, liabilities and expenses arising out of or relating to the Senior Credit Facilities, the Borrower’s use of loan proceeds or the commitments, including, but not limited to, reasonable attorneys’ fees (including the allocated cost of internal counsel) and settlement costs, subject to customary exceptions. This indemnification shall survive and continue for the benefit of all such persons or entities.

GOVERNING LAW:	State of New York.

PRICING/FEES/EXPENSES:	As set forth in Addendum I.

COUNSEL TO THE ADMINISTRATIVE AGENT:	Mayer Brown LLP.

OTHER:

This Summary of Terms is intended only as an outline of certain of the material terms of the Senior Credit Facilities and does not purport to summarize all of the conditions, covenants, representations, warranties and other provisions that would be contained in the Senior Credit Facilities contemplated hereby. Each of the parties shall (i) waive its right to a trial by jury and (ii) submit to New York jurisdiction.

Addendum I

PRICING, FEES AND EXPENSES

INTEREST RATES:

The interest rates per annum applicable to the Senior Credit Facilities are LIBOR for the relevant currency plus the Applicable Rate (as hereinafter defined) or, at the option of the Borrower, the Base Rate (to be defined as the highest of (x) the Bank of America prime rate, (y) the Federal Funds rate plus 0.50% and (z) one-month LIBOR plus 1.00%) plus the Applicable Rate. “Applicable Rate” means a percentage per annum to be determined in accordance with the pricing grid set forth below, based on the Total Leverage Ratio (total debt/EBITDA).

The Borrower may select interest periods of one, two, three or six months for LIBOR loans, subject to availability. Interest shall be payable at the end of the selected interest period, but no less frequently than quarterly.

During the continuance of any default, the Applicable Rate on obligations owing under the loan documentation shall increase by 2% per annum (subject, in all cases other than a default in the payment of principal when due, to the request of the Required Lenders (as defined in the Existing Credit Agreement).

COMMITMENT FEE:

A commitment fee is payable on the actual daily unused portions of the Revolving Credit Facility. The rate per annum of such fee is as set forth in the Pricing Grid. Such fee is payable quarterly in arrears.

LETTER OF CREDIT FEES:

Letter of Credit fees are payable on the maximum amount available to be drawn under each Letter of Credit at a rate per annum equal to the Applicable Rate from time to time applicable to LIBOR loans. Such fees shall be payable quarterly in arrears. In addition, a fronting fee shall be payable to the Fronting Bank for its own account, in an amount to be mutually agreed.

PRICING GRID

Pricing Level	Total Leverage Ratio	Applicable Rate for LIBOR Loans/Letter of Credit Fees	Applicable Rate for Base Rate Loans	Commitment Fee
I	> 2.5 to 1.0	2.00%	1.00%	40 bps
II	< 2.5 to 1.0 but > 2.0 to 1.0	1.75%	0.75%	35 bps
III	< 2.0 to 1.0 but > 1.5 to 1.0	1.50%	0.50%	30 bps
IV	< 1.5 to 1.0 but > 1.0 to 1.0	1.25%	0.25%	25 bps
V	< 1.0 to 1.0	1.00%	0.00%	20 bps

It is anticipated that Pricing Level II will apply at closing.

CALCULATION OF INTEREST AND FEES:

Other than calculations in respect of interest at the Bank of America prime rate (which shall be made on the basis of actual number of days elapsed in a 365/366 day year), all calculations of interest and fees are made on the basis of actual number of days elapsed in a 360 day year.

COST AND YIELD PROTECTION:

Customary for transactions and facilities of this type, including, without limitation, in respect of breakage or redeployment costs incurred in connection with prepayments, changes in capital adequacy and capital requirements or their interpretation, illegality, unavailability, reserves without proration or offset and payments free and clear of withholding or other taxes.

EXPENSES:

The Borrower will pay all reasonable costs and expenses associated with the preparation, due diligence, administration, syndication and closing of the Senior Credit Facilities, including, without limitation, the legal fees of counsel to the Administrative Agent, regardless of whether or not either the Closing Date or the Effective Date occurs. The Borrower will also pay the expenses of the Administrative Agent and each Lender in connection with the enforcement of the Senior Credit Facilities.